

Mail Stop 4628

December 18, 2015

Zel Khan
Chief Executive Officer
Rockdale Resources Corporation
710 N Post Oak, Suite 512
Houston, TX 77024

>   **Re:** **Rockdale Resources Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2014**
>   **Filed May 26, 2015**
>   **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
>   **Filed November 23, 2015**
>   **File No. 000-52690**

Dear Mr. Khan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Proved Reserves, page 6

1. Based on the disclosure provided on page F-18, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves as of December 31, 2013. Under Item 1203(b) of Regulation S-K you are required to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted to developed reserves.

    Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net reserves.

2.   Please expand your disclosure to include the information required under Item 1203(c) of Regulation S-K, regarding "…investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." This should include a discussion of the progress you have made during the year to convert your proved undeveloped reserves to developed and quantify the capital expenditures incurred in converting your proved undeveloped reserves to developed for this period of time.

Signatures, page 22

3.   We note that the annual report has been signed by Mr. Zel Khan on behalf of the registrant and in his individual capacity as Chief Executive Officer. Please amend the annual report to also include signatures on behalf of the registrant and in their individual capacities by your principal financial officer or officers, your controller or principal accounting officer, and by at least the majority of the board of directors. Refer to the Signatures section and General Instruction D of Form 10-K.

Financial Statements

Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-17

Oil and Gas Reserve Information, page F-17

4.   Please disclose the reasons for the downward revision in the previous estimates of total proved reserves of 59,218 barrels of oil in 2014, and the upward revision during the same period in the previous estimates of your proved undeveloped reserves of 26,100 barrels of oil to comply with FASB ASC 932-235-50-5 and Item 1203(b) of Regulation S-K.

Since you also report that reserves equating to 142,080 barrels of oil in place were purchased during 2014 you should include details of the underlying transaction and of the property interests acquired.

Exhibit 99

5.   We note that although the reserve report includes information relating to probable reserves you have not included these details within your filing. We believe that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable reserves, or revise the Form 10-K to present this optional information in a manner that is consistent with the disclosure requirements for probable reserves under Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

6.   If you elect to disclose information relating to probable reserves, you should nevertheless obtain and file a revised reserves report that excludes all aggregated totals of proved and probable reserves that are shown throughout the report.

        For additional guidance, refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at:

        http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

7.   The reserve report that you have filed does not include certain information required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information in order to satisfy your filing obligations.

        - The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)). In this regard, we note the letter is dated April 30, 2015; however, the economic summary projections are dated May 22, 2015.

        - The figure for the average realized oil price after adjustments for location and quality differentials such as transportation, quality, and gravity in addition to the initial benchmark oil price for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

Form 10-Q for the Quarter Ended September 30, 2015

Financial Statements

Note 3 – Property and Equipment, page 6

8.   We note your disclosure indicating that you acquired a 10% working interest in oil and gas properties on September 23, 2015 in exchange for stock valued at $719,902 and representing 33% of your outstanding shares. You filed a Form 8-K on September 28, 2015 to report this transaction and indicated that you would amend that filing to include historical and pro forma financial statements if required by December 9, 2015. Please explain why you have not amended the Form 8-K to include financial statements pertaining to the working interests acquired. If you have concluded that it was not significant please submit the analyses of significance that you performed in accordance with Rule 8-04 of Regulation S-X.

9.   Please expand your disclosures in Notes 3 and 7 to specify the net revenue interests that equate with the working interests acquired and to describe the status of the underlying properties. Please clarify the extent to which such properties have been developed and are producing, developed and non-producing, or not developed.

Note 7 – Subsequent Events, page 8

10.   We note your disclosure explaining that you acquired a 15% working interest in oil and gas properties on November 4, 2015 in exchange for cash and a promissory note, having a combined value of $196,875. You indicate there are 2.8 million barrels of proven oil reserves on the property, with reference to a November 2013 reserve report that was prepared by American Energy Advisors, Inc.

Tell us the extent to which the assumptions about development plans, commodity prices and costs utilized in preparing this prior reserve report are consistent with those assumptions that would apply currently, with you as the operator. Also advise whether you obtained permission from this third party to identify the firm and to include its estimate of proved reserves in your filing, as you should only include estimates that you have prepared or have arranged to obtain for disclosure.

11.   Please advise whether you will file financial statement for the working interests acquired in November 2015, and explain your assessment of significance, with reference to the guidance in Rule 8-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources